Form 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name & Address of Company

EMX ROYALTY CORPORATION ("EMX" or the "Company")

Suite 501 - 543 Granville Street

Vancouver, British Columbia

V6C 1X8

Item 2. Date of Material Change

October 21, 2021

Item 3. News Release

A news release dated October 21, 2021, was disseminated through the facilities of Newsfile Corp. and filed on SEDAR at www.sedar.com on October 21, 2021.

Item 4. Summary of Material Change

The Company closed the acquisition of a portfolio of royalty interests and deferred payments from SSR Mining Inc. and certain of its subsidiaries. EMX paid U.S. $33 million in cash and issued 12,323,048 million common shares of the Company valued at U.S. $32.5 million to SSR Mining. EMX will also make deferred and contingent payments to SSR Mining of up to U.S. $34 million if certain project advancement milestones are achieved.

Item 5. Full Description of Material Change

Item 5.1 Full Description of Material Change

See attached news release.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

Rocio Echegaray, Corporate Secretary

Phone:  604-688-6390

Email:  rocio@EMXRoyalty.com

Item 9. Date of Report:

December 9, 2021

NEWS RELEASE

EMX Closes the Royalty Portfolio Acquisition from SSR Mining

Vancouver, British Columbia, October 21, 2021 (NYSE American:  EMX; TSX Venture:  EMX; Frankfurt:  6E9) - EMX Royalty Corporation (the "Company", or "EMX") is pleased to announce that it has closed the acquisition of a portfolio of royalty interests and deferred payments (the "Royalty Portfolio") from SSR Mining Inc. and certain of its subsidiaries ("SSR Mining") (see EMX news release dated July 29, 2021). The Royalty Portfolio consists of 16 geographically diverse royalties, with four royalty assets at advanced stages of project development, and includes U.S. $18 million in future cash payments to be made to the owner of the Royalty Portfolio (see Figure 1 and Table 1). EMX has paid U.S. $33 million in cash and issued 12,323,048 million common shares of the Company valued at U.S. $32.5 million to SSR Mining. EMX will also make deferred and contingent payments to SSR Mining of up to U.S. $34 million if certain project advancement milestones are achieved.

Together with other recent advancements in EMX's global royalty portfolio and strengthening of cash flows across the Company's operations, the SSR transaction represents a key step in EMX's continued development as a leading royalty company.

The portfolio highlights include two royalties at Gediktepe in Turkey, which cover assets currently being developed by Lidya Madencilik Sanayi ve Ticaret A.Ş. ("Lidya"), a private Turkish company. These include a 10% NSR royalty on production from an oxide gold-silver deposit and a 2% NSR royalty on the underlying polymetallic volcanogenic massive sulfide ("VMS") mineralization. Lidya expects that initial production from Gediktepe will commence in late 2021. The Royalty Portfolio also includes advanced stage project royalties at Yenipazar (Turkey) and Diablillos (Argentina) (see summaries below), with the remaining royalty interests covering both precious metal and base metal assets in South America, Mexico, the United States (Nevada), and Canada.

The number of royalties acquired by EMX was reduced from 18 (as originally contemplated) to 16, as the operator of two royalty properties in Mexico exercised rights of first refusal to acquire the royalties under the terms of their existing royalty agreements. The total consideration for those two properties was U.S. $530,000, which has been deducted as a purchase price adjustment from the share consideration that the Company has paid. The Company also entered into a Vendor-take-back note (VTB Note) with SSR Mining pursuant to which the Company has borrowed U.S. $7.8 million from SSR Mining. The proceeds of the VTB Note will be utilized to cover VAT liability which will arise upon completion of the acquisition of the Gediktepe royalties. The VAT will be recovered by the Company's Turkish subsidiary holding the Gediktepe royalties over the next two to three years.

With the closing of the Royalty Portfolio acquisition, EMX continues to significantly strengthen its global portfolio of royalties. Gediktepe is one of several EMX royalty properties that are expected to commence commercial production during Q4, 2021. The others include the Timok development project in Serbia, where the Cukaru Peki high grade copper-gold deposit is being put into production by Zijin Mining Group Co. Ltd., and Balya North, a polymetallic Carbonate Replacement Deposit ("CRD") in western Turkey being developed by Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş., a private Turkish company. The Cukaru Peki royalty was acquired by EMX in 2013 shortly after discovery of the deposit, and Balya North is an organically generated EMX royalty.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

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EMX's Leeville royalty in Nevada has delivered increased cash flows in recent months, with royalty production proceeds now being received from the Four Corners and Carlin East mining areas in addition to other areas on the royalty property. Together with cash flow already being received from its recently purchased Caserones copper-molybdenum royalty in Chile, EMX anticipates a significant increase in royalty revenue in 2022 from multiple assets that span four continents. See the EMX website (www.EMXroyalty.com) for further project and portfolio details.

Commercial Terms Overview. EMX paid U.S. $33 million in cash and issued 12,323,048 million common shares to SSR Mining. The number of common shares issued by EMX to SSR Mining was based on the volume-weighted average price ("VWAP") of the shares on the NYSE American stock exchange for the 20 days prior to the date of completion of the transaction (the "Closing Date").  All such shares are subject to a hold period of four months and one day from the Closing Date.  SSR Mining now owns an approximate 12% undiluted equity interest in EMX.

Additional deferred payments of up to U.S. $34 million may be made by EMX to SSR Mining in consideration for the Net Profits Interest ("NPI") royalty on the Yenipazar property. These will be payable as follows: (i) U.S. $2,000,000 in EMX common shares based on the 20-day VWAP prior to the date of commencement of construction of a mill or any other improvements to be used for the mining, handling, milling, beneficiation or other processing of certain mineral products on the Yenipazar property;  (ii) U.S. $2,000,000 in EMX common shares based on the 20-day VWAP prior to the date of commencement of commercial production at the Yenipazar property;  (iii) U.S. $15,000,000 in cash, payable when EMX has received U.S. $10,000,000 in net profits interest payments under the Yenipazar NPI royalty;  and (iv) U.S. $15,000,000 in cash, payable when EMX has received a second U.S. $10,000,000 in net profits interest royalty payments under the Yenipazar NPI royalty.  All shares issued as consideration for the Yenipazar NPI interest will be subject to a hold period of four months and one day from the date of issue, and the issuance of such shares is subject to TSX Venture Exchange approval.

The VTB Note totals U.S. $7.85 million, bears interest at 10% per annum for the first 180 days, and will increase to 13% per annum thereafter. The VTB Note has a maturity date of December 31, 2022. The proceeds of the VTB Note have been utilized for the payment of VAT associated with the sale of the Gediktepe royalty. The VTB Note is unsecured and subordinated to the Sprott Credit Facility which was drawn to help fund the Company's acquisition of the Caserones royalty. The Company will recover the VAT totaling U.S. $7.85 million over a two to three year period as royalty income is earned in Turkey.

Royalty Portfolio Overview. As summarized in Figure 1 and Table 1, the Royalty Portfolio spans approximately 68,000 hectares across seven countries on three continents. Summaries for Gediktepe, Yenipazar and Diablillos are provided here, and further information on the Royalty Portfolio and other EMX assets can be found at www.EMXroyalty.com. Only the royalty over the Gediktepe property in Turkey is material to EMX at the present time. EMX is currently preparing a technical report on the Gediktepe property to be filed on SEDAR.

Gediktepe NSR Royalties, Western Turkey: Gediktepe comprises a polymetallic VMS system with precious metal, copper, and zinc rich domains. These include an upper-level oxide gold-silver deposit and an underlying polymetallic sulfide deposit.

The EMX Gediktepe royalties consist of: (i) a perpetual 10% NSR royalty over metals produced from the oxide gold-silver deposit after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the sulfide zone (predominantly copper, zinc, lead, silver and gold), payable after cumulative production of 25,000 gold-equivalent sulfide ounces.

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The Gediktepe property is the subject of an NI 43-101 Prefeasibility study entitled "Gediktepe 2019 Prefeasibility Study" prepared by OreWin Pty Ltd. on behalf of Alacer Gold Corp. with an effective date of Mar. 26, 2019 (the "Gediktepe Report"). The Gediktepe Report is filed on SEDAR and contains historical mining reserve and resource estimates (summarized in Tables 2.1 and 2.2).

Yenipazar NPI Royalty, Central Turkey: The Yenipazar polymetallic VMS deposit is being advanced by Virtus Mining Ltd. ("Virtus"), a private Turkish company in which Trafigura Ventures V BV is a 30% interest holder. The Yenipazar deposit was discovered in the 1990's and is the subject of a 2013 feasibility study authored on behalf of Aldridge Minerals Inc. This document is filed on SEDAR and contains historical mining reserve and resource estimates. Virtus recently updated the feasibility study for Yenipazar and is currently seeking project financing for development of the project.

EMX now retains an NPI royalty that is set at 6% until U.S. $165 million in revenues are received by the Company, after which the NPI converts to a 10% interest.

Diablillos NSR Royalty, Argentina. EMX controls a 1% NSR royalty on the Diablillos property, a deeply oxidized, high-sulfidation epithermal silver-gold deposit located in the mining friendly Province of Salta in the Argentine Puna region. Operator AbraSilver Resource Corp. (TSX-V: ABRA, "AbraSilver") has an option to acquire 100% of the Diablillos property, with one outstanding payment due to EMX on the earlier of the date on which commercial production occurs at Diablillos or July 31, 2025.

AbraSilver recently (September 2021) disclosed updated open pit constrained resource estimates for the Diablillos project's Occulto deposit as1:

  Measured and Indicated Resources of 41.193 million tonnes grading 68 g/t silver and 0.76 g/t gold, yielding 90.165 million ounces of contained silver and 1.002 million ounces of contained gold, and
  Inferred Resources of 2.884 million tonnes grading 34 g/t silver and 0.70 g/t gold, yielding 3.181 million ounces of contained silver and 66 thousand ounces of contained gold.

This updated mineral resource represents a 37% increase in contained gold ounces and an 11% increase in contained silver from the previous historical resource estimate delineated in a Technical Report dated April 16, 2018. An updated Diablillos PEA is expected to be completed by AbraSilver in Q4 2021. AbraSilver continues to drill and explore multiple areas of mineralization on the property, and EMX sees excellent upside potential on the property.

Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and an employee of the Company, has reviewed, verified, and approved the disclosure of the technical information contained in this news release.

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX", as well as on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

____________________

1 As reported in AbraSilver's news release dated September 15, 2021, and with an effective date of September 8, 2021. The Occulto mineral resources were estimated by independent Qualified Person Ms. Munoz of Mining Plus Consultants, and reported to CIM Definition Standards (2014). The resources were estimated using Ordinary Kriging within wireframed mineralized zones and reported within an optimized open pit based upon a) updated metal prices of $1750/oz gold and $25/oz silver and b) costs and variably calculated recoveries from previous studies (refer to the 2018 Diablillos Project Technical Report for details). The mineral resources were reported within a Whittle pit shell at a cutoff of 35 g/t silver equivalent (AgEq g/t =Ag g/t + (Au g/t *70)).

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.eurasianminerals.com

About SSR Mining. SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 Ibelger@EMXroyalty.com

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding the amount and timing of royalty payments, perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures and operating costs, timelines, strategic plans, market prices for and recoveries of precious and base metal, mine life and production rates, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential", "upside" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual  results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: : failure of the counterparties to royalty agreements to make required payments, or to make such payments in a timely manner, unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2021 and the year ended December 31, 2020 (the "MD&A"), and the most recently filed  Revised Annual Information Form (the "AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.eurasianminerals.com

Figure 1: Locations of assets in EMX's Royalty Portfolio acquired from SSR Mining

Hunter 1-12
Canada - Au
E&L Nickel Mtn
Canada - Ni, Cu
Tartan Lake
Canada - Au
Brooks Property
U.S. - Au
Silver Peak
U.S. – Ag, Au
El Mogote
Mexico – Au, Ag
San Marcial
Mexico - Ag, Zn, Pb
San Agustin Sulfides
Mexico - Au
Gediktepe Sulfide
Turkey - Cu, Zn, Au, Ag
Gediktepe Oxide
Turkey - Au, Ag
Yenipazar
Turkey - Au, Ag, Zn, Cu, Pb
Berenguela
Peru - Mn, Ag, Cu, Zn
Challacollo
Chile - Ag, Au
Juncal & La Flora
Chile - Au
Diablillos
Argentina - Ag, Au
M18/Aguas Perdidas
Argentina - Ag
All Other EMX Projects
EMX Royalty New Acquisitions - SSR
Advanced & Development Stage Assets
Resource Stage Assets
Exploration Stage Assets
EMX ROYALTYCORP
THE ROYALTY GENERATOR
OCT 2021

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Table 1: Assets included in the EMX Royalty Portfolio acquired from SSR Mining
Asset	Location	Royalty	Operator	Trading Symbol	Metals
Advanced and Development Stage Assets
Gediktepe Oxide	Turkey	10% NSR	Lidya Madencilik	Private	Au-Ag
Gediktepe Sulfide	Turkey	2% NSR	Lidya Madencilik	Private	Cu-Zn-Au-Ag
Yenipazar	Turkey	6% - 10% NPI	Virtus Mining	Private	Au-Ag-Zn-Cu-Pb
Diablillos	Argentina	1% NSR	AbraSilver Resource	TSX-V:ABRA	Ag-Au
Resource Stage Assets
Berenguela	Peru	1.00% - 1.25% NSR	Aftermath Silver	TSX-V:AAG	Mn-Ag-Cu-Zn
Challacollo	Chile	2% NSR	Aftermath Silver	TSX-V:AAG	Ag-Au
San Marcial	Mexico	0.75% NSR	GR Silver	TSX-V:GRSL	Ag-Zn-Pb-Au
Tartan Lake	Canada	2% NSR	Satori Resources	TSX.V:BUD	Au
Exploration Stage Assets
Brooks Property	U.S.	4% NSR	Nevada Gold Mines	Barrick Gold Corp and Newmont Corp J.V.	Au
E&L Nickel Mountain	Canada	1% NSR	Garibaldi Resources	TSX-V:GGI	Ni-Cu
El Mogote	Mexico	2% NSR	Industrias Peñoles	BMV(Mexico):PE&OLES	Au-Ag
Hunter 1-12	Canada	2.5% NSR	Cassiar Gold Corp	TSX-V:GLDC	Au
Juncal and La Flora	Chile	1% NSR	Austral Gold	TSX-V:AGLD-ASX:AGD	Ag-Pb-Zn-Cu
M18/Aguas Perdidas	Argentina	1% NSR	AbraSilver Resource	TSX-V:ABRA	Ag
San Agustin Sulfides	Mexico	2% NSR	Argonaut Gold	TSX:AR	Au
Silver Peak	U.S.	1.5% NSR	International Millennium	TSX-V:MSC	Ag-Au
Future Cash Payments (payable by operator to royalty holder)
Asset	Location	Payment	Operator	Timing/Trigger of Payment
Diablillos	Argentina	U.S. $7.00 million	AbraSilver Resource	Payable upon earlier of (i) commencement of commercial production or (ii) July 31, 2025
Berenguela	Peru	U.S. $2.25 million	Aftermath Silver	Payable upon First Anniversary of Initial Closing Date of Berenguela royalty agreement
Berenguela	Peru	U.S. $2.50 million	Aftermath Silver	Payable upon Second Anniversary of Initial Closing Date of Berenguela royalty agreement
Berenguela	Peru	U.S. $3.00 million	Aftermath Silver	Payable upon Fourth Anniversary of Initial Closing Date of Berenguela royalty agreement
Berenguela	Peru	U.S. $3.25 million	Aftermath Silver	Payable upon Final Closing Date of Berenguela royalty agreement (November 30, 2026)

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Table 2.1 Historical mineral resources reported in the 2019 Gediktepe Prefeasibility Study
MEASURED	Tonnes (kt)	Grade					Metal
		Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Au (koz)	Ag (koz)	Cu (kt)	Zn (kt)
Total Oxide	-	-	-	-	-	-	-	-	-	-
Total Sulphide	3,999	0.67	25.1	1.01	1.83	0.34	86	3,221	40	73
Total Measured	3,999	0.67	25.1	1.01	1.83	0.34	86	3,221	40	73
INDICATED
Total Oxide	2,674	2.71	66.3	0.10	0.10	0.47	233	5,703	3	3
Total Sulphide	23,544	0.74	27.6	0.85	1.69	0.33	560	20,865	200	399
Total Indicated	26,217	0.94	31.5	0.78	1.53	0.34	792	26,568	203	402
MEASURED + INDICATED
Total Oxide	2,674	2.71	66.3	0.10	0.10	0.47	233	5,703	3	3
Total Sulphide	27,542	0.73	27.2	0.87	1.71	0.33	645	24,086	241	472
Total Measured + Indicated	30,216	0.90	30.7	0.81	1.57	0.34	878	29,790	243	475
INFERRED
Total Oxide	23	0.95	21.8	0.23	0.14	0.12	1	16	0	0
Total Sulphide	2,958	0.53	20.2	0.76	1.16	0.27	51	1,926	22	34
Total Inferred	2,981	0.54	20.3	0.76	1.16	0.27	51	1,941	23	34

Notes:

1 Mineral Resources were reported according to CIM guidelines and definitions.

2 The Effective Date for the Mineral Resource estimates is March 5, 2019.

3 Mineral Resources were estimated within geologic domains by either ordinary kriging or inverse distance.

4 Mineral Resources were reported at NSR cut-offs of U.S. $20.72/t for oxide and U.S. $17.79/t for sulphide using the mineral reserve metal prices (see Table 2.2) x 1.14 (+14%) and variable metal recoveries according to material and mineralization type (refer to Gediktepe 2019 Prefeasibility Study for details).

5 The Mineral Resources have been constrained using an optimised pit shell to reflect reasonable prospects of economic extraction.

6 Mineral Resources that are not classified as Mineral Reserves do not have demonstrated economic viability.

7 Mineral Resources are inclusive of Mineral Reserves, except for mining losses and grade dilution, which were determined through re-blocking of the resource model after calculation of the Mineral Resources.

8 The Mineral Resources are quoted on a 100% project basis.

The foregoing are "Historical Estimates" within the meaning of NI 43-101. Source: Section 14 of the NI 43-101 pre-feasibility study technical report titled "Gediktepe 2019 Prefeasibility Study" prepared by OreWin Pty Ltd. and filed on SEDAR by Alacer with an effective date of March 26, 2019.

A qualified person has not performed sufficient work to classify the historical resource estimates as current mineral resources, and EMX is not treating the historical estimates as current. Significant data compilation, confirmation drilling, re-sampling and data verification may be required by a qualified person before the historical estimates can be classified as current mineral resources. The historical resource estimates are considered to be reliable and relevant and are presented for the purpose of describing the extent and nature of mineralization as presently understood. The historical resource estimates should not be relied upon until verified.

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Table 2.2 Historical mineral reserves reported in the 2019 Gediktepe Prefeasibility Study
Category	Tonnage (kt)	Grade				Contained Metal
		Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Au (koz)	Ag (koz)	Cu (kt)	Zn (kt)
Oxide
Proven	-	-	-	-	-	-	-	-	-
Probable	2,755	2.34	56.7	-	-	207	5,020	-	-
Proven + Probable	2,755	2.34	56.7	-	-	207	5,020	-	-
Sulfide
Proven	3,620	0.68	26.7	1.03	1.93	79	3,105	37	70
Probable	14,960	0.89	33.1	0.89	1.99	429	15,903	133	298
Proven + Probable	18,580	0.85	31.8	0.92	1.98	509	19,008	170	368

Notes:

1 Mineral Reserves were reported according to CIM guidelines and definitions.

2 The Effective Date for the Mineral Reserve estimates is March 5, 2019.

3 Mineral Reserves were reported using a NSR cut-off based on metal prices of $1,300/oz Au, $18.5/oz Ag, $3.30/lb Cu, and $1.28/lb Zn, smelter terms for treatment and refining charges and transport including ocean freight for sulphide ore concentrates.

4 The recovery factors used to calculate the Mineral Reserves vary according to material and mineralization type (refer to section 15 of the Gediktepe 2019 Prefeasibility Study for further details).

5 Cut-offs applied: oxide ore $20.67/t and sulphide ore $17.74/t. Additionally, enriched mineralisation with a Cu/Zn grade ratio < 0.75 is considered to be waste.

6 Metal prices used for economic analysis to demonstrate the Mineral Reserve are Au $1,315/oz, Ag $18.0/oz, Cu $3.20/lb and Zn $1.10/lb.

7 Reported Mineral Reserves incorporate and include designed open pit mining losses and grade dilution that are not reported in the Mineral Resource.

8 Only Measured Mineral Resources (and dilution) were used to report Proven Mineral Reserves and only Indicated Mineral Resources (and dilution) were used to report Probable Mineral Reserves.

9 Mineral Reserves are a subset of, not additive to, the Mineral Resources and are quoted on a 100% project basis.

10 All monetary figures are in USD.

The foregoing are "Historical Estimates" within the meaning of NI 43-101. Source: Section 15 of the NI 43-101 pre-feasibility study technical report titled "Gediktepe 2019 Prefeasibility Study" prepared by OreWin Pty Ltd. and filed on SEDAR by Alacer with an effective date of Mar. 26, 2019. For further details on other parameters utilized in the estimates, the reader is referred to Section 15 of the Gediktepe Report.

A qualified person has not performed sufficient work to classify the historical reserve estimates as current mineral reserves, and EMX is not treating the historical estimates as current mineral reserves. Significant data compilation, confirmation drilling, re-sampling, data verification and updating of metal prices, engineering assumptions, and economic parameters may be required by a qualified person before the historical estimates can be classified as current. The historical reserve estimates are considered to be reliable and relevant, and are presented for informational purposes to describe the extent and nature of mineralization on the project as presently understood. The historical reserve estimates should not be relied upon until verified.

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